SCHEDULE A

DIRECTORS AND EXECUTIVE OFFICERS OF DOUBLEU GAMES CO., LTD.

The name, business address, present principal occupation, and citizenship of each director and executive officer of the Reporting Person are set forth below. Unless otherwise indicated, the business address of each such person is 10F, Tower A, Gangnam Finance Center, 152 Teheran-ro, Gangnam-gu, Seoul 06236, Republic of Korea. Unless otherwise indicated, each such person is a citizen of the Republic of Korea. The information set forth below is based on the Reporting Person's annual report for the fiscal year ended December 31, 2025, filed with the Financial Supervisory Service of the Republic of Korea on March 18, 2026.

Name	Business Address	Present Principal Occupation / Other Affiliations	Citizenship
Ga Rham Kim	16F, Gangnam Finance Center 152, Teheran-ro, Gangnam-gu Seoul 06236, Republic of Korea	• Board Director, Chief Executive Officer, DoubleU Games Co., Ltd.	Korea
Sin-Jung Park	16F, Gangnam Finance Center 152, Teheran-ro, Gangnam-gu Seoul 06236, Republic of Korea	• Board Director, Executive Vice President, DoubleU Games Co., Ltd.	Korea
Jaeyoung Choi	16F, Gangnam Finance Center 152, Teheran-ro, Gangnam-gu Seoul 06236, Republic of Korea	• Chief Financial Officer of DoubleU Games Co., Ltd.	Korea
JinHyong Kwon	10, Gukjegeumyung-ro, Yeongdeungpo-gu, Seoul 07326, Republic of Korea	• Board Director and Member of Audit Committee, DoubleU Games Co., Ltd. • Chief Executive Officer, KCA Partners Co., Ltd.	Korea
Cheol Hyun Uhm	M508, 204, Convensia-daero, Yeonsu-gu, Incheon 22004, Republic of Korea	• Board Director and Member of Audit Committee, DoubleU Games Co., Ltd. • Chief Executive Officer, Nanum Angels Co., Ltd.	Korea
Seol-Ji Choi	17F, City Airport Tower 36, Teheran-ro 87-gil, Gangnam-gu, Seoul 06164, Republic of Korea	• Board Director and Member of Audit Committee, DoubleU Games Co., Ltd. • Consultant, Unico Search Co., Ltd.	Korea

Dong-Woo Kim	16F, Gangnam Finance Center 152, Teheran-ro, Gangnam-gu Seoul 06236, Republic of Korea	• Executive Director, DoubleU Games Co., Ltd.	Korea
Hyoung-Jin Kim	16F, Gangnam Finance Center 152, Teheran-ro, Gangnam-gu Seoul 06236, Republic of Korea	• Executive Director, DoubleU Games Co., Ltd.	Korea

None of the persons listed above has, during the last five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, U.S. federal or state securities laws, or finding any violation with respect to such laws.